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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No.       )*
                                         ------

                              Masco Corporation
--------------------------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 574599106
                     ----------------------------------
                              (CUSIP Number)

                              December 31, 2000
--------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     /X/ Rule 13d-1(b)

     / / Rule 13d-1(c)

     / / Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 574599106
          ---------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     The Bank of New York Trust Company (Cayman) Limited, Trustee of
     The Manchester Settlement (Tax I.D. No. 98-0223283)
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  / /
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 (3) SEC Use Only

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 (4) Citizenship or Place of Organization
     Cayman Islands
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 Number of Shares             (5) Sole Voting Power
 Beneficially                     21,208,282
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                     0
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  21,208,282
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  0
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 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     21,208,282
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(10) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)        /X/
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(11) Percent of Class Represented by Amount in Row (11)
     4.8%
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(12) Type of Reporting Person (See Instructions)
     BK
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CUSIP No. 574599106
          ---------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     The Bank of New York Trust Company (Cayman) Limited, Trustee of
     The Beverley Settlement (Tax I.D. No. 98-6050789)
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     Cayman Islands
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                     15,456,337
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                     0
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  15,456,337
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     15,456,337
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)        /X/
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (11)
     3.5%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
     BK
-------------------------------------------------------------------------------

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ITEM 1.

    (a)   Name of Issuer
          Masco Corporation (the "Issuer")
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    (b)   Address of Issuer's Principal Executive Offices
          21001 Van Born Road
          Taylor, MI 48180
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ITEM 2.

    (a)   Name of Person Filing
          The Bank of New York Trust Company (Cayman) Limited,
          Trustee of the Manchester Settlement and The Beverley Settlement
          ---------------------------------------------------------------------
    (b)   Address of Principal Business Office or, if none, Residence
          The Bank of New York Trust Company
          (Cayman) Limited
          Attn: J. Norman A. Wylie, President
          1290 Avenue of the Americas, 5th Floor
          New York, NY 10104
          ---------------------------------------------------------------------
    (c)   Citizenship
          Cayman Islands
          ---------------------------------------------------------------------
    (d)   Title of Class of Securities
          Common Stock $1.00 par value per share (the "Common Stock")
          ---------------------------------------------------------------------
    (e)   CUSIP Number
          574599106
          ---------------------------------------------------------------------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

    (a) / / Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

    (b) /X/ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

    (c) / / Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

    (d) / / Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

    (e) / / An investment adviser in accordance with section
            240.13d-1(b)(1)(ii)(E).

    (f) / / An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

    (g) / / A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).

    (h) / / A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

    (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

    (j) / / Group, in accordance with section 240.13d-1(b)(1)(ii)(J).


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ITEM 4.  OWNERSHIP

    The Bank of New York Trust Company (Cayman) Limited, Trustee of The Manchester Settlement, acquired all of the shares previously reported on the prior Form 13G as held by Buckingham Limited Partnership and certain other Buckingham reporting entities. The Trustee of the Manchester Settlement currently holds 21,208,282 shares of Common Stock, which represents approximately 4.8% of the class outstanding at September 30, 2000. (At December 31, 2000, the Trustee of The Manchester Settlement held 26,173,979 shares.) The Trustee of The Manchester Settlement may be deemed pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 to beneficially own, and to share voting and dispositive power in respect of, the 15,456,337 shares held by The Beverley Settlement.

    The Bank of New York Trust Company (Cayman) Limited, Trustee of The Beverley Settlement, holds 15,456,337 shares of Common Stock, which represents approximately 3.5% of the class outstanding at September 30, 2000. The Trustee of The Beverley Settlement may be deemed pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 to beneficially own the 21,208,282 shares currently held by The Manchester Settlement.

    The Trustee of The Manchester Settlement disclaims beneficial ownership as to the shares of Common Stock held by The Beverley Settlement. The Trustee of The Beverley Settlement disclaims beneficial ownership as to the shares of Common Stock held by The Manchester Settlement.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         NOT APPLICABLE

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. / /


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Malcolm S. Healey, a citizen and resident of the United Kingdom has the right to direct the receipt of dividends from The Manchester Settlement.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         NOT APPLICABLE

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         NOT APPLICABLE

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         NOT APPLICABLE

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ITEM 10. CERTIFICATION


    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 5, 2001


THE MANCHESTER SETTLEMENT*                 THE BEVERLEY SETTLEMENT*

By: The Bank of New York Trust             By: The Bank of New York Trust
    Company (Cayman) Limited,                  Company (Cayman) Limited,
    Trustee                                    Trustee

By: /s/ J. Norman A. Wylie                 By: /s/ J. Norman A. Wylie
   --------------------------                 ----------------------------
        J.Norman A. Wylie                          J.Norman A. Wylie

Its:  President                            Its:  President

-----------------

* Pursuant to the Joint Filing Agreement attached hereto as Exhibit I, among The Bank of New York Trust Company (Cayman) Limited, Trustee of both The Manchester Settlement and The Beverley Settlement, this statement on
Schedule 13G is filed on behalf of the Trustee of both the Manchester Settlement and the Beverley Settlement.

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                                                             EXHIBIT I

                           JOINT FILING AGREEMENT

    The undersigned agree that the Schedule 13G to which this statement is attached as an exhibit is filed on behalf of each of the undersigned pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended.


Dated:  February 5, 2001                      THE BEVERLEY SETTLEMENT*

                                              By: The Bank of New York Trust
                                                  Company (Cayman) Limited,
                                                  Trustee

                                              By: /s/ J. Norman A. Wylie
                                                 ----------------------------
                                                      J.Norman A. Wylie

                                              Its:  President

                                              THE MANCHESTER SETTLEMENT*

                                              By: The Bank of New York Trust
                                                  Company (Cayman) Limited,
                                                  Trustee

                                              By: /s/ J. Norman A. Wylie
                                                 --------------------------
                                                      J.Norman A. Wylie

                                              Its:   President